Skadden, Arps, Slate, Meagher & Flom llp

Av. Brigadeiro Faria Lima, 3311 7° andar

04.538-133 São Paulo - SP - Brazil

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TEL: +55 11 3708 1820 FAX: +55 11 3708 1845 www.skadden.com March 7, 2024

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Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ruairi Regan

Dorrie Yale

William Demarest

Kristina Marrone

Re:	GP-Act III Acquisition Corp. Draft Registration Statement on Form S-1 Submitted January 19, 2024 CIK No.: 0001834526

Ladies and Gentlemen:

On behalf of GP-Act III Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated February 15, 2024 (the “Comment Letter”) with regard to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (the "Amendment") with the Commission through its EDGAR system, reflecting the revisions described in this letter as well as certain other updated information. To assist your review, we are separately e-mailing the Staff a copy of the Amendment marked to show changes to the Draft Registration Statement.

For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Comment Letter and each comment is reproduced in bold form below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 43, 61 and 147 of the Amendment in accordance with the Staff’s comment.

Summary

Competitive Strengths, page 5

2.	Please revise to balance your disclosure in this section by also disclosing the current trading price of each of Rimini Street and Whole Earths Brands, and also provide a quantification of the amount of public shares that were outstanding immediately prior to those merger transactions.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 97 of the Amendment in accordance with the Staff’s comment.

Redemption rights for public shareholders upon completion of our initial business combination, page 29

3.	We note your statement that your public shareholders will have the opportunity to redeem their shares upon the completion of your business combination. Please revise here, and elsewhere as appropriate, to disclose whether the shareholders will be permitted to redeem their shares regardless of whether they abstain, vote for, or against, the proposed transaction or whether they must vote against it.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on the cover of the preliminary prospectus and on pages 29, 86, 112, 122, 146 and 148 of the Amendment in accordance with the Staff’s comment.

Risk Factors

If we are deemed to be an investment company..., page 49

4.	We note your statement that the assets in your trust account will be invested only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Ac. Please revise your disclosure to state clearly the risk that nevertheless, you could be considered to be operating as an unregistered investment company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 25, 48, 49, 50, 80, 89, 91 and 120 of the Amendment in accordance with the Staff’s comment. We respectfully draw the Staff’s attention to pages 49 and 50 and the risk factor entitled "If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination," which indicates the risks of the Company operating as an unregistered investment company. The Company further confirms that if any relevant facts and circumstances change over time, it will update the disclosure to reflect how those changes impact the risk that it may be considered to be operating as an unregistered investment company.

We may be unable to obtain additional financing .. . ., page 56

5.	We note your statement that you believe that the net proceeds of this offering and the sale of the private placement warrants will be sufficient to allow you to complete your initial business combination. We also note your disclosures elsewhere that you intend to target companies whose enterprise valuation is between $1.0 billion and $5.0 billion. Please revise to reconcile.

Response:    We respectfully draw the Staff’s attention to the fact that it is common for SPACs to use common equity to fund a material portion of the purchase price of such entity’s initial business combination. Therefore, we believe that the statement relating to the proceeds of this offering being sufficient to consummate a business combination is consistent with the statement that we intend to target companies whose enterprise valuation is between $1.0 billion and $5.0 billion. In addition, in the risk factor entitled “We may be unable to obtain additional financing to complete our initial business combination or to fund the operations and growth of a target business, which could compel us to restructure or abandon a particular business combination,” we state that “If the net proceeds of this offering and the sale of the private placement warrants prove to be insufficient, […] we may be required to seek additional financing or to abandon the proposed business combination. We cannot assure you that such financing will be available on acceptable terms, if at all.” In addition, we have added the following disclosure on pages 10 and 102 of the Amendment: “To the extent the purchase price for any acquisition to be paid in cash exceeds the net proceeds available to us, we may issue debt or equity to consummate the acquisition. Such additional financing may come in the form of bank financings or preferred equity, common equity or debt offerings or a combination of the foregoing.”

Use of Proceeds, page 79

6.	We refer to your statement on page 39 that the "as adjusted" information contemplates repayment of up to $700,000 in loans from GPIC, Ltd., and $400,000 in loans from IDS III LLC. You also state here in note 2 that these loans will be repaid upon completion of the offering "out of the $600,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) not held in the trust account." However, the $600,000 amount does not appear to be included in the second table, which shows the use of net proceeds that are not held in the trust account. In addition, please clarify how you will repay any loans that exceed this $600,000 amount. In this regard, we note your statement in note 2 that as of December 31, 2023, the outstanding amount was already $682,182.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of the Amendment and elsewhere in the Amendment in accordance with the Staff’s comment.

Principal Shareholders, page 139

7.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held by GPIAC II, LLC.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 139 of the Amendment in accordance with the Staff’s comment.

Income Tax Considerations, page 164

8.	Your description of the tax consequences should describe clearly those consequences and not merely provide a summary. Please revise to remove the summary references. Also, please remove the disclaimer on page 164 that the discussion does not constitute tax advice.

Response:    The Company acknowledges the Staff’s comment and has revised the disclosure on pages 164, 165 and 166 of the Amendment in accordance with the Staff’s comment.

Signatures, page II-5

9.	Please include the signature of the authorized representative in the United States. Refer to the instructions to the Signatures section of Form S-1.

Response:    The Company acknowledges the Staff’s comment and has revised the signature page on page II-5 of the Amendment to include a signature block of the authorized representative in the United States in accordance with the Staff’s comment.

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If you have any questions with respect to the foregoing, please contact me at +55 11-3708-1840 or Mathias.vonBernuth@skadden.com.

Very truly yours,

/s/ J. Mathias von Bernuth, Esq.
J. Mathias von Bernuth, Esq.

cc:	Mr. Antonio Bonchristiano

Mr. Rodrigo Boscolo
GP-Act III Acquisition Corp.